UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On July 1, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that the Company has reached agreement in principle with a majority of Noteholders on restructuring terms and the extension of forbearance period through July 31, 2009. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: July 1, 2009

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated July 1, 2009, announcing that the Company has reached agreement in principle with a majority of Noteholders on restructuring terms and the extension of forbearance period through July 31, 2009.

Exhibit 99.1

ASAT Holdings Limited Announces Agreement In Principle With A Majority Of Noteholders On

Restructuring Terms And Extension Of

Forbearance Period Through July 31, 2009

HONG KONG, DONGGUAN, China and MILPITAS, Calif., – July 1, 2009 – ASAT Holdings Limited (ASTTY.OB) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that it has reached agreement in principle with a majority of its creditors on the terms of a consensual financial restructuring (the “Restructuring”) of the obligations of the Company and/or its subsidiaries under the 9.25% Senior Notes due 2011 (the “Existing Notes”) issued by New ASAT (Finance) Limited and the loan provided to ASAT pursuant to the Purchase Money Loan Agreement, dated as of July 31, 2005 (the “PMLA”), between the Company and certain lenders.

Upon completion of the Restructuring, the Existing Notes and PMLA will be exchanged for new notes due 2016 in an aggregate principal amount of approximately US$70 million and a number of newly issued ordinary shares equal in aggregate to approximately 66% of the total outstanding ordinary shares on a fully diluted post-Restructuring basis, and existing holders of ordinary shares of the Company will hold less than 1% of the equity of the Company on a fully-diluted post-Restructuring basis.

A key feature of the Restructuring is that all trade creditors, suppliers, customers and employees will receive all amounts owed to them in the ordinary course of business.

The restructuring of the Existing Notes will be implemented through a creditor scheme of arrangement in the Cayman Islands courts. The first court hearing is scheduled for July 30, 2009.

“This agreement in principle is excellent news for our Company, our employees, our suppliers and customers worldwide because it is a major step towards completing the Restructuring, enabling us to participate in the general recovery in the industry and return to improved financial performance,” said TL Li, the Company’s acting CEO. “In addition to improving the capital structure, I am pleased by the cooperative nature of discussions with the Noteholders, customers and vendors. The spirit of cooperation exhibited by all parties is essential for ASAT to continue as a strong industry player.”

“Our largest Noteholders and the PMLA lenders have taken a proactive role in this exercise that have enabled us to reach agreement on terms that will result in a stronger ASAT,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “We are seeking to have the scheme approved and sanctioned by the court as quickly as possible, and the Company, the Noteholders and all the lawyers involved are working as rapidly as possible to make sure this occurs.”

The largest Noteholders and other participants in the working group representing a significant majority in value of the Existing Notes have also expressed satisfaction with the terms of the proposed Restructuring. “Today’s announcement is the result of intensive negotiations between, and hard work from, key stakeholders and their respective advisers. We believe it provides fair value to all concerned,” said a spokesman for Clearwater Capital Partners. “We look forward to working now with all parties to document and close this Restructuring as soon as practicable and with minimum inconvenience to the Company’s daily operations.”

“Our agreement in principle with ASAT is an important step forward in the Company’s Restructuring and will serve as a positive example of what can be achieved through working together to reach a solution,” said a spokesman for JP Morgan Asia Equity Partners, the general partner of certain funds that are significant shareholders of ASAT and the lenders under the PMLA.

The Company also received an additional Extension of Forbearance Period under the Forbearance Agreement with a majority of its Noteholders and the lenders under the PMLA. The extended duration of the forbearance agreement is for a period of 30 consecutive days, commencing on July 1, 2009 and expiring on July 31, 2009 (“Additional Forbearance Period”). The same terms and conditions of the original Forbearance Period will stay in effect for the Additional Forbearance Period.

Under terms of the forbearance agreements, the lenders agree to forbear from exercising their rights and remedies against the Company with respect to certain designated defaults until after July 31, 2009, subject to certain early termination events. For further details regarding the terms of the forbearance agreement, see ASAT Holdings’ report on Form 6-K dated March 2, 2009 furnished to the Securities and Exchange Commission and available at www.sec.gov.

The Company requested the additional time as it continues discussions with its Noteholders and the lenders under the PMLA on the Restructuring.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expectations regarding the Restructuring, its timing and our continuation as a going concern, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: whether the Company can remain a primary source of packaging and assembly services in the semiconductor industry and continue to stay at the leading edge of packaging technology; the ability of the Company and its shareholders, noteholders, and other lenders to agree to and effectively implement a debt restructuring plan that will materially improve its capital structure and financial flexibility, in a timely manner or at all; the risk that the Company may not be able to continue as a going concern if such a plan is not so implemented and that its operations may be materially adversely affected during or after its discussions with noteholders if, for example, its customers and/or suppliers determine that the Company presents credit or supply risks; the Company’s ability to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations and to service its outstanding debt obligations (including, without limitation, its payments obligations under its 9.25% Senior Notes), particularly in light of the current global economic downturn and credit crisis; the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi
Summit IR Group Inc.
408.404.5400 ir@asat.com